AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY-JUNE 2007
Amer Sports EBIT for the year 2007 is not expected to reach last year's level.

- Amer Sports net sales decreased 6% to EUR 692.1 million (EUR 739.2 million in 2006). Net sales in local currency terms declined 2%.
- Earnings before interest and taxes (EBIT) amounted to EUR -20.6 million (-7.4) and earnings per share to EUR -0.30 (-0.19).
- The mild winter reduced winter sports pre-orders more than expected. This is why the full-year result for winter sports equipment will be in the red and Amer Sports EBIT for the year 2007 is not expected to reach last year's level. Other business areas are expected to develop positively in the latter part of the year.

EUR million	Q2/ 2007	Q2/ 2006	Change %	1-6/ 2007	1-6/ 2006	Change %	2006
Net sales	310.3	321.8	-4	692.1	739.2	-6	1,792.7
Gross profit	126.2	131.2	-4	270.1	285.0	-5	697.4
EBIT	-12.8	-9.0		-20.6	-7.4		120.2
Financing income and expenses	-1.1	-6.4		-7.8	-11.3		-23.6
Earnings before taxes	-13.9	-15.4		-28.4	-18.7		96.6
Net result	-10.4	-10.8		-21.3	-13.1		70.5
Earnings per share, EUR	-0.15	-0.16		-0.30	-0.19		0.98

Roger Talermo, President and CEO:

"The uncommonly mild winter in 2006/2007 weakened this year's outlook for the winter sports business. Pre-orders for the coming winter season fell short of expectations. Re-orders in the latter part of 2007 will be much dependent on weather conditions in the early winter.

We expect Salomon's and Atomic's product ranges to gain market share, especially in alpine boots but also in cross-country equipment. Alpine skis and bindings are expected to maintain their market share. However, the decline in pre-orders by approximately one quarter compared to last year will lead to a marked decrease in the profitability of Atomic and Salomon's winter sports business. The winter sports business as a whole will be unprofitable in 2007 under these exceptional circumstances.

In early 2007 we began to adjust our winter sports business to match the decrease in volumes by cutting costs and enhancing cooperation between Atomic and Salomon. To ensure that our plans are carried out efficiently, we set up a new business unit called Winter & Outdoor, which encompasses Salomon, Atomic, Mavic, Arc'teryx, and Bonfire. We will also take further measures to adjust our cost structure.

With the exception of winter sports equipment, our business units are progressing as planned. Particularly good progress has been witnessed in Salomon's Apparel and Footwear and in Precor's operations. Wilson's Racquet Sports, Suunto, and Mavic reported continued positive development."

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233

A combined news conference, conference call and live webcast concerning the interim report will be held on August 9, 2007, at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki). The event will be held in English. For instructions on how to participate in the conference call, visit the Amer Sports website at www.amersports.com.

AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY-JUNE 2007 (IFRS)

Amer Sports net sales in January-June 2007 decreased 6% to EUR 692.1 million (EUR 739.2 million in 2006). Net sales in local currency terms declined 2%.

Net sales by business segment were as follows: Wilson 45%, Salomon 27%, Precor 19%, Suunto 6%, and Atomic 3%. Salomon's sales declined 8%, Wilson's 7%, and Atomic's 41%. Precor's sales were on par with the previous year and Suunto's net sales rose 9%. In local currency terms, Salomon's sales were down 6% and Atomic's 40%. Wilson's sales were on par with the previous year. Suunto's sales increased 12% and Precor's 8%.

The geographical split of net sales is as follows: the Americas (including South and Central America) 54%, EMEA (Europe, Middle East and Africa) 36%, and Asia 10%. Sales in Asia decreased 11%, in the Americas 7%, and in EMEA 5%. In local currency terms, net sales were on par with the previous year in the Americas and declined 5% each in EMEA and Asia.

The Group's EBIT was EUR -20.6 million (-7.4).

Earnings before taxes were EUR -28.4 million (-18.7). Earnings per share stood at EUR -0.30 (-0.19). Net financial expenses totaled EUR -7.8 million (-11.3), reduced by interest rate swaps executed in May, which resulted in a gain of EUR 6.4 million.

NET SALES AND EBIT IN APRIL-JUNE

In April-June the Group's net sales decreased 4% to EUR 310.3 million (321.8). In local currency terms, net sales were on par with the previous year. Salomon's sales were down 3% and Atomic's 11% in local currencies. Wilson's sales were at the previous year's level. Precor's sales increased 7% and Suunto's 9%.

EBIT was EUR -12.8 million (-9.0). Net financial expenses totaled EUR -1.1 million (-6.4) and earnings before taxes were EUR -13.9 million (-15.4).

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 20.8 million (16.1) and depreciation was EUR 16.5 million (16.1).

RESEARCH AND DEVELOPMENT

R&D expenditure amounted to EUR 28.7 million (28.7), which represents 4.1% of net sales.

FINANCIAL POSITION AND CASH FLOW

The Group's net debt at the end of June was EUR 532.6 million (EUR 585.4 million on December 31, 2006). The decrease in net debt resulted primarily from the seasonal nature of business: sales income in the winter sports business largely comes in during the first quarter.

Net cash flow from operating activities after interest and taxes was EUR 95.2 million (135.4). The decrease is a result of sales in the 2006/07 winter season falling short of the preceding season. Net cash flow from investing activities was EUR -18.3 million (-48.0).

Amer Sports Corporation issued two private placement bonds for Finnish institutional investors in May. The total amount of the bonds, with maturities of two and four years, was EUR 150 million. Both bonds have a variable interest rate. They will not be listed on the stock exchange.

Of the EUR 575 million credit facility agreed upon in December 2005, EUR 165 million was paid in June. At the end of the period, USD 100 million had been drawn on the credit facility and the committed unused portion was EUR 325 million. The credit facility will mature at the end of 2011. Short-term financing is raised with a domestic commercial paper program of EUR 500 million, of which EUR 325.8 million had been used by June 30, 2007.

Liquid assets totaled EUR 32.1 million (40.7) at the end of the period.

The company's equity ratio was 33.5% (32.4%) and gearing was 108% (106%).

AMER SPORTS SHARES AND SHAREHOLDERS

At the end of the review period Amer Sports had 13,619 registered shareholders. Non-Finnish nationals owned 64.86% (54.66%) of the shares.

A total of 64.0 million Amer Sports shares were traded on the Helsinki Stock Exchange during the period. The value of trading was EUR 1,064.7 million and share turnover was 88.84%.

The closing price of Amer Sports Corporation on the Helsinki Stock Exchange was EUR 18.31. The high for the period on the Helsinki Stock Exchange was EUR 18.49 and the low EUR 15.51. The average share price was EUR 16.63.

On June 30, 2007, the company's market capitalization was EUR 1,322.1 million (1,167.4).

On June 30, 2007, the company's registered share capital was EUR 288,823,728 and the total number of shares was 72,205,932. The 2002 warrants were used to subscribe for 386,880 shares at the end of 2006. The increases in share capital following these subscriptions were entered in the Trade Register as follows: EUR 1,433,520 on January 16, 2007, and EUR 114,000 on February 8, 2007. From March to May, 121,428 shares were subscribed for with the 2002 warrants. The increases in share capital following these subscriptions were entered in the Trade Register as follows: EUR 26,760 on May 22, 2007, and EUR 458,952 on June 20, 2007.

On January 30, 2007, Franklin Resources Inc. announced that the total number of shares held by the funds and individual investors under its control represented 5.09% of Amer Sports Corporation's share capital and votes. On June 11, 2007, Sports Direct International Plc announced that the shares held by it represented 5.4% of Amer Sports Corporation's share capital and votes. After the review period, on July 31, 2007, Sport Direct announced that the shares held by it represented 10.64% of Amer Sports Corporation's share capital.

PERSONNEL AND ORGANIZATION

Amer Sports announced its plans to reorganize the structure of its executive management. The purpose of the change is to ensure efficient implementation of development and change projects in the winter sports equipment business. The changes will be effective as of September 1, 2007. Further information is available in the stock exchange release published on July 2, 2007, at 2:00 pm, which can be found at www.amersports.com.

The Group had 6,626 employees (6,832) at the end of the period and an average of 6,650 (6,824) employees. At the end of the period, 2,636 of the employees worked in the Americas, 3,341 in EMEA, and 649 in Asia.

BUSINESS SEGMENTS

SALOMON

EUR million	Q2/ 2007	Q2/ 2006	Change %	1-6/ 2007	1-6/ 2006	Change %	2006
Net sales							
Winter Sports Equipment	10.1	13.8	-27	29.4	47.1	-38	324.6
Apparel and Footwear	36.4	30.1	21	96.8	80.1	21	205.6
Mavic	26.0	24.3	7	56.2	53.5	5	107.8
Discontinued operations	0.5	8.2	-94	1.1	19.0	-94	23.4
Net sales, total	73.0	76.4	-4	183.5	199.7	-8	661.4
EBIT	-19.1	-17.9	-7	-41.7	-40.3	-3	23.6

Salomon's net sales in January-June decreased 6% in local currency terms. The breakdown of net sales was as follows: Winter Sports Equipment 16%, Apparel and Footwear 53%, and Mavic 31%. EMEA accounted for 68%, the Americas for 23%, and Asia for 9% of net sales. Sales in local currencies were up 7% in the Americas and down 8% in EMEA and 16% in Asia.

In January-June Salomon's EBIT decreased 7% in local currency terms to EUR -41.7 million. However, the synergies achieved in winter sports coupled with enhanced cost control compensated for the negative impact of the decrease in sales.

Business areas

Salomon's net sales from Winter Sports Equipment declined 37% in local currency terms due to the exceptionally mild winter (including discontinued operations -52%). Pre-orders for the 2007/08 winter season fell short of expectations. Net sales this year may be approximately 20% smaller than the year before. Salomon's alpine boots and cross-country skis are expected to gain market share. Alpine skis and bindings are expected to maintain their market share. Decreased volumes, however, will lead to a significant cut in profitability in the business area. To adjust its operations to the decreasing markets, Salomon will enhance cooperation with Atomic and cut costs.

Net sales of Apparel and Footwear increased 24% in local currency terms, boosted by strong sales of Salomon's trail running shoes and summer/spring apparel. The apparel and footwear orders for fall/winter 2007/08 promise continued solid sales development.

Bicycle component manufacturer Mavic continued to develop positively, its net sales increasing 7% in local currency terms. Profitability in the latter part of the year will benefit from the relatively higher sales of high-performance wheels.

WILSON

EUR million	Q2/ 2007	Q2/ 2006	Change %	1-6/ 2007	1-6/ 2006	Change %	2006
Net sales							
Racquet Sports	71.1	69.2	3	136.2	134.9	1	235.3
Team Sports	45.5	51.5	-12	112.1	126.9	-12	219.6
Golf	33.8	38.8	-13	65.7	76.0	-14	114.7
Net sales, total	150.4	159.5	-6	314.0	337.8	-7	569.6
EBIT	15.0	17.2	-13	34.8	41.5	-16	54.6

Wilson's net sales were on par with the previous year in local currency terms. The breakdown of net sales was as follows: Racquet Sports 43%, Team Sports 36%, and Golf 21%. The Americas accounted for 65%, EMEA for 23%, and Asia for 12% of net sales. Sales in local currencies were up 6% in EMEA and down 3% in the Americas and 7% in Asia.

Wilson's EBIT declined 10% in local currency terms to EUR 34.8 million. This was caused by the shift in the timing of team sports sales and by investments made in marketing and IT systems development. Wilson's performance is expected to improve in the latter part of the year.

Business areas

Racquet Sports continued to develop well, with net sales increasing 6% in local currencies. Deliveries of the [K]Factor tennis collection, launched in early 2007, have started. The products have been very well received on the market. Tennis racket sales were up 10% in local currency terms.

Net sales of Team Sports decreased 4% in local currencies, mainly due to the lower demand for baseball bats and footballs in department store distribution channels in the United States. Despite the weak beginning of the year, pre-orders promise a good latter part of the year.

Net sales of Golf declined, as expected, as sales focused on irons and mid-priced golf balls. Net sales in local currencies decreased 9%. The profitability of Golf is expected to improve in 2007.

PRECOR

EUR million	Q2/ 2007	Q2/ 2006	Change %	1-6/ 2007	1-6/ 2006	Change %	2006
Net sales	59.7	59.3	1	133.5	132.2	1	275.6
EBIT	6.2	4.1	51	16.1	16.1	0	34.8

Precor's net sales continued to develop favorably, increasing 8% in local currencies. The Americas accounted for 78%, EMEA for 15%, and Asia for 7% of net sales. Sales in local currencies were up 20% in Asia, 8% in EMEA and 7% in the Americas.

Despite its costs being more front-loaded than previously, Precor's EBIT increased 9% in local currency terms, totaling EUR 16.1 million. Precor's full-year outlook is good, and earnings are expected to improve.

Precor's sales continued to grow. The company boosted its position in the fitness club segment with an agreement to deliver cardio equipment to the 24 Hour Fitness chain. Precor also signed an agreement with SATS, Europe's biggest fitness club chain. Fitness club sales were further boosted by the new launch of the Adaptive Motion Trainer and Precor's ClubCom entertainment and media services.

Precor's hit products in the consumer segment include elliptical cross-trainers and versatile strength systems. The company launched three new treadmills for this segment in the second quarter.

ATOMIC

EUR million	Q2/ 2007	Q2/ 2006	Change %	1-6/ 2007	1-6/ 2006	Change %	2006
Net sales	4.8	5.6	-14	17.3	29.3	-41	204.8
EBIT	-11.1	-12.2	9	-24.4	-21.6	-13	16.6

Atomic's net sales in local currencies decreased 40%. EMEA accounted for 63%, the Americas for 22%, and Asia for 15% of net sales. Sales in local currencies were up 11% in Asia and down 36% in the Americas and 47% in EMEA.

EBIT in local currency terms was down 16% to EUR -24.4 million as a result of decreased sales. Most of Atomic's deliveries are made in the latter part of the year, September and October being the busiest months.

Pre-orders for the 2007/08 winter season fell short of expectations in all of Atomic's key market areas. Net sales this year may be more than 20% smaller than the year before. Atomic's alpine boots and cross-country equipment are expected to gain market share, while alpine skis and bindings are expected to maintain their share. Decreased volumes, however, will lead to a significant cut in profitability in the business segment. In addition to its previous measures, Atomic will continue to adapt its business to weaker markets by cutting costs and enhancing cooperation with Salomon.

SUUNTO

EUR million	Q2/ 2007	Q2/ 2006	Change %	1-6/ 2007	1-6/ 2006	Change %	2006
Net sales	22.4	21.0	7	43.8	40.2	9	81.3
EBIT	1.4	3.7	-62	2.9	4.8	-40	7.0

Suunto's net sales increased 12% in local currencies. EMEA accounted for 55%, the Americas for 34%, and Asia for 11% of net sales. Sales in local currencies were up 13% in EMEA and 11% each in Asia and the Americas.

Sales of wristop computers increased 29% in the review period, boosted especially by solid demand for T-series products. Sales of diving instruments were down 4%. Diving instruments and wristop computers generated 69% (70%) of Suunto's net sales.

Suunto's EBIT in local currencies decreased 36% to EUR 2.9 million. EBIT for the comparison period, 1-6/2006, included an insurance payment of EUR 2.0 million.

In the summer of 2007 Suunto introduced its new Outdoor product line. The new models will hi the market in the fall of 2007.

Suunto's net sales are expected to increase in 2007 following the new product launches.

FUTURE OUTLOOK AND GUIDANCE

Amer Sports EBIT for the year 2007 is not expected to reach last year's level. The mild winter reduced pre-orders for winter sports more than expected and increased uncertainty about re-orders in the latter part of the year. The result for winter sports equipment will be in the red. Other business areas are expected to develop positively in the latter part of the year.

The interim report has been prepared in compliance with IAS 34. Accounting policies and the calculation of key figures have been presented in the Group's 2006 Annual Report, and no amendments have been made to these.

Unaudited

EUR million

CONSOLIDATED RESULTS

	1-6/ 2007	1-6/ 2006	Change %	4-6/ 2007	4-6/ 2006	Change %	1-12/ 2006
NET SALES	692.1	739.2	-6	310.3	321.8	-4	1,792.7
Cost of goods sold	-422.0	-454.2		-184.1	-190.6		-1,095.3
GROSS PROFIT	270.1	285.0	-5	126.2	131.2	-4	697.4
License income	9.1	9.1		4.3	4.1		22.4
Other operating income	1.4	4.7		0.3	3.5		7.2
R&D expenses	-28.7	-28.7		-13.9	-13.9		-58.5
Selling and marketing expenses	-206.8	-208.5		-96.7	-98.7		-416.5
Administrative and other expenses	-65.7	-69.0		-33.0	-35.2		-131.8
EARNINGS BEFORE INTEREST AND TAXES	-20.6	-7.4		-12.8	-9.0		120.2
% of net sales	-3.0	-1.0		-4.1	-2.8		6.7
Financing income and expenses	-7.8	-11.3		-1.1	-6.4		-23.6
EARNINGS BEFORE TAXES	-28.4	-18.7		-13.9	-15.4		96.6
Taxes	7.1	5.6		3.5	4.6		-26.1
NET RESULT	-21.3	-13.1		-10.4	-10.8		70.5
Attributable to:							
Equity holders of the parent company	-21.5	-13.3		-10.6	-10.9		70.3
Minority interests	0.2	0.2		0.2	0.1		0.2
Earnings per share, EUR	-0.30	-0.19		-0.15	-0.16		0.98
Earnings per share, diluted, EUR	-0.30	-0.18		-0.15	-0.15		0.97
Adjusted average number of shares in issue, million	72.1	71.5		72.1	71.5		71.5
Adjusted average number of shares in issue, diluted, million	72.5	72.4		72.5	72.4		72.4
Equity per share, EUR	6.78	6.63					7.71
ROCE, % *)	10.5	4.7					12.0
ROE, %	-8.2	-5.2					12.9
Average rates used:							
EUR 1.00 = USD	1.33	1.23					1.26

*) 12 months' rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the result for the period.

NET SALES BY BUSINESS SEGMENTS

	1-6/ 2007	1-6/ 2006	Change %	4-6/ 2007	4-6/ 2006	Change %	1-12/ 2006
Salomon	183.5	199.7	-8	73.0	76.4	-4	661.4
Wilson	314.0	337.8	-7	150.4	159.5	-6	569.6
Precor	133.5	132.2	1	59.7	59.3	1	275.6
Atomic	17.3	29.3	-41	4.8	5.6	-14	204.8
Suunto	43.8	40.2	9	22.4	21.0	7	81.3
Net sales, total	692.1	739.2	-6	310.3	321.8	-4	1,792.7

EBIT BY BUSINESS SEGMENTS

	1-6/ 2007	1-6/ 2006	Change %	4-6/ 2007	4-6/ 2006	Change %	1-12/ 2006
Salomon	-41.7	-40.3	-3	-19.1	-17.9	-7	23.6
Wilson	34.8	41.5	-16	15.0	17.2	-13	54.6
Precor	16.1	16.1	0	6.2	4.1	51	34.8
Atomic	-24.4	-21.6	-13	-11.1	-12.2	9	16.6
Suunto	2.9	4.8	-40	1.4	3.7	-62	7.0
Headquarters	-8.3	-7.9	-5	-5.2	-3.9	-33	-16.4
EBIT, total	-20.6	-7.4		-12.8	-9.0	-42	120.2

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-6/ 2007	1-6/ 2007	Change %	4-6/ 2007	4-6/ 2006	Change %	1-12/ 2006
Americas	370.8	396.7	-7	163.6	176.3	-7	815.7
EMEA	250.9	263.0	-5	110.1	105.2	5	781.8
Asia Pacific	70.4	79.5	-11	36.6	40.3	-9	195.2
Total	692.1	739.2	-6	310.3	321.8	-4	1,792.7

CONSOLIDATED CASH FLOW STATEMENT

	1-6/2007	1-6/2006	1-12/2006
EBIT	-20.6	-7.4	120.2
Depreciation and adjustments to cash flow from operating activities	15.7	16.9	32.8
Change in working capital	121.0	163.2	-60.1
Cash flow from operating activities before financing items and taxes	116.1	172.7	92.9
Interest paid and received	-7.3	-10.8	-19.8
Income taxes paid	-13.6	-26.5	-27.6
Cash flow from operating activities	95.2	135.4	45.5
Company acquisitions	-	-33.4	-33.4
Capital expenditure	-20.8	-16.1	-41.3
Proceeds from sale of non-current assets	2.5	1.5	2.8
Cash flow from investing activities	-18.3	-48.0	-71.9
Dividends paid	-36.1	-35.9	-35.9
Issue of shares	1.3	0.2	6.5
Change in net debt and other financial items	-55.3	-58.7	54.1
Cash flow from financing activities	-90.1	-94.4	24.7
Liquid funds at 1 Jan	45.5	48.7	48.7

Translation differences	-0.2	-1.0	-1.5
Change in liquid funds	-13.2	-7.0	-1.7
Liquid funds at 30 Jun/31 Dec	32.1	40.7	45.5

CONSOLIDATED BALANCE SHEET

	31 Jun 2007	31 Jun 2006	31 Dec 2006
Assets			
Goodwill	285.3	296.9	290.3
Other intangible non-current assets	209.5	212.5	209.9
Tangible non-current assets	120.4	109.0	118.8
Other non-current assets	53.0	72.4	55.5
Inventories and work in progress	380.1	386.3	290.4
Receivables	390.6	353.6	647.1
Cash and cash equivalents	32.1	40.7	45.5
Assets	1,471.0	1,471.4	1,657.5
Shareholders' equity and liabilities			
Shareholders' equity	493.4	477.4	556.1
Long-term interest-bearing liabilities	232.9	252.2	243.9
Other long-term liabilities	19.9	25.9	18.7
Current interest-bearing liabilities	331.8	292.7	387.0
Other current liabilities	338.9	327.7	382.4
Provisions	54.1	95.5	69.4
Shareholders' equity and liabilities	1,471.0	1,471.4	1,657.5
Equity ratio, %	33.5	32.4	33.6
Gearing, %	108	106	105
EUR 1.00 = USD	1.35	1.27	1.32

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium fund	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interests	Total shareholders' equity
Balance at 1 Jan 2006	285.9	1.3	-14.2	-0.6	260.4	532.8	3.4	536.2
Translation differences			-17.9			-17.9		-17.9
Cash flow hedges				7.2		7.2		7.2
Net income recognized directly in equity			-17.9	7.2		-10.7		-10.7
Net result					-13.3	-13.3	0.2	-13.1
Other change in minority							-0.2	-0.2

interests								
Total recognized income and expense for the period			-17.9	7.2	-13.3	-24.0	0.0	-24.0
Dividend distribution					-35.7	-35.7		-35.7
Warrants					0.7	0.7		0.7
Warrants exercised		0.2				0.2		0.2
		0.2			-35.0	-34.8	0.0	-34.8
Balance at 30 Jun 2006	285.9	1.5	-32.1	6.6	212.1	474.0	3.4	477.4
Balance at 1 Jan 2007	286.8	6.9	-41.5	4.2	296.1	552.5	3.6	556.1
Translation differences			-5.9			-5.9		-5.9
Cash flow hedges				-0.8		-0.8		-0.8
Net income recognized directly in equity			-5.9	-0.8		-6.7		-6.7
Net result					-21.5	-21.5	0.2	-21.3
Total recognized income and expense for the period			-5.9	-0.8	-21.5	-28.2	0.2	-28.0
Dividend distribution					-36.0	-36.0		-36.0
Warrants exercised	2.0	-0.7				1.3		1.3
	2.0	-0.7			-36.0	-34.7		-34.7
Balance at 30 Jun 2007	288.8	6.2	-47.4	3.4	238.6	489.6	3.8	493.4

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	30 Jun 2007	30 Jun 2006	31 Dec 2006
Mortgages pledged	4.1	4.6	3.5
Guarantees	3.1	4.6	4.3
Liabilities for leasing and rental agreements	114.3	60.0	103.0
Other liabilities	40.6	56.0	50.9

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	30 Jun 2007	30 Jun 2006	31 Dec 2006
Nominal value			
Foreign exchange forward contracts	386.0	311.0	341.3
Forward rate agreements	400.0	300.0	275.9
Interest rate swaps	174.0	268.0	225.9
Fair value			
Foreign exchange forward contracts	0.7	3.5	4.3
Forward rate agreements	0.1	0.2	0.2
Interest rate swaps	2.0	7.6	5.7

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005*)
NET SALES								
Salomon	73.0	110.5	282.1	179.6	76.4	123.3	255.2	189.4
Wilson	150.4	163.6	111.5	120.3	159.5	178.3	119.7	126.1
Precor	59.7	73.8	83.0	60.4	59.3	72.9	80.7	57.9
Atomic	4.8	12.5	82.2	93.3	5.6	23.7	85.9	93.8
Suunto	22.4	21.4	22.8	18.3	21.0	19.2	17.0	16.4
Net sales, total	310.3	381.8	581.6	471.9	321.8	417.4	558.5	483.6

	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005*)	Q3 2005*)
EBIT								
Salomon	-19.1	-22.6	40.3	23.6	-17.9	-22.4	37.9	28.0
Wilson	15.0	19.8	5.2	7.9	17.2	24.3	2.9	6.9
Precor	6.2	9.9	12.7	6.0	4.1	12.0	13.6	7.1
Atomic	-11.1	-13.3	14.8	23.4	-12.2	-9.4	19.0	23.7
Suunto	1.4	1.5	1.2	1.0	3.7	1.1	-0.7	0.9
Head-quarters	-5.2	-3.1	-4.5	-4.0	-3.9	-4.0	-4.9	-3.1
EBIT, total	-12.8	-7.8	69.7	57.9	-9.0	1.6	67.8	63.5

*) Pro forma

All forecasts and estimates presented in this report are based on management's current judgment of the economic environment. The actual results may differ significantly.

Amer Sports' interim report for January 1 - September 30, 2007, will be released on October 24, 2007.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
tel. +358 9 7257 8306, email: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Key media
www.amersports.com

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
August 9, 2007 at 1:45 pm

AMER SPORTS TO LAUNCH A SHARE REPURCHASE PROGRAM

The Amer Sports Board of Directors has decided to start a new share repurchase program based on the authorization given by the AGM on March 8, 2007. The company will acquire its own shares in order to implement a share-based incentive plan for 2007 for the Group's key personnel. The repurchases will start at the earliest on August 13, 2007 and end on December 31, 2007 at the latest. The amount to be acquired is 445,000 shares.

The Company's own shares shall be repurchased otherwise than in proportion to the holdings of the shareholders by using the non-restricted equity through public trading on the Helsinki Stock Exchange at the prevailing market price at the time of acquisition. The shares shall be repurchased and paid for in accordance with the rules of the Helsinki Stock Exchange and the Finnish Central Securities Depository Ltd.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END